September 15, 2010

BY EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Jim B. Rosenberg

Re:	Infinity Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Schedule 14-A Filed on April 8, 2010
File No. 000-31141

Ladies and Gentlemen:

On behalf of Infinity Pharmaceuticals, Inc., I am responding to the comments contained in your letter of September 1, 2010 to Adelene Q. Perkins, our President and Chief Executive Officer. Our responses below are keyed to the numbering of the comments in your letter, as well as to the headings used in your letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Strategic Alliances, page 7

1.	Please provide us draft disclosure to be included in your future filings beginning with the Form 10-Q for the quarterly period ended September 30, 2010 regarding your collaboration agreement with Novartis to disclose the duration of the agreement, termination provisions and the range of royalties you will be entitled to receive. An acceptable range of royalties is one of the following: “single-digits,” “teens,” “twenties,” etc.

Response:

We intend to include substantially the following disclosure regarding our collaboration agreement with Novartis in future filings under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Collaboration Agreements,” for so long as we consider this agreement to be material:

In February 2006, we entered into a collaboration agreement with Novartis Institute for BioMedical Research, Inc., or Novartis, to discover, develop and commercialize drugs targeting Bcl protein family members for the treatment of a broad range of cancers.

U.S. Securities and Exchange Commission

September 15, 2010

Under the terms of this agreement, we granted to Novartis an exclusive, worldwide license to research, develop and commercialize pharmaceutical products that are based upon our proprietary Bcl inhibitors. Novartis paid us an up-front license fee, an affiliate of Novartis made an equity investment in us, and Novartis provided us research funding over the initial two-year research term, which expired in February 2008. Novartis chose not to exercise its right to extend the research term for up to two additional one-year terms; thus, the research term ended in February 2008 and we have no further performance obligations to Novartis. We may request to participate in clinical development of any products arising from this collaboration and, if such request is agreed upon by Novartis, Novartis will fund agreed-upon development costs that are incurred by us. We also have a non-exclusive right to detail Bcl-2 family inhibitor products in the United States, with our detailing costs to be reimbursed by Novartis. Novartis has agreed to make milestone payments to us totaling over $370 million if certain specified research, development and commercialization milestones are achieved for multiple products for multiple indications. Novartis has also agreed to pay us tiered royalties ranging from single-digits to teens upon successful commercialization of any products developed under the alliance. Novartis has the right to terminate the agreement at any time upon 60 days’ prior written notice. In addition, Novartis has the right to terminate the agreement in connection with a material breach by us that remains uncured for a period of 120 days after notice. We can terminate specified programs under the agreement as to breaches by Novartis relating solely to such programs that remain uncured for a period of 120 days after notice or can terminate the agreement in its entirety in connection with a material breach by Novartis of the agreement that remains uncured for a period of 120 days after notice. The agreement shall expire when the parties thereto have no further obligations to each other thereunder unless earlier terminated as described above.

Critical Accounting Policies and Significant Judgments and Estimates – Research and Development Expense, page 48

2.	Please refer to the Division of Corporation Finance “Current Issues and Rulemaking Projects Quarterly Update” under section VIII – Industry Specific Issues – Accounting and Disclosure by Companies Engaged in Research and Development Activities. Please provide us draft disclosure to be included in your future filings beginning with the Form 10-Q for the quarterly period ended September 30, 2010 to disclose the following information for each of your major research and development projects:

•	The nature, objective and current status of the project and the extent that its success relies on parties other than you;
•	The costs incurred to date on the project;
•	The nature, timing and estimated costs of the efforts necessary to complete the project;
•	The anticipated completion dates;
•	The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally
•	The period in which material net cash inflows from significant projects are expected to commence.

U.S. Securities and Exchange Commission

September 15, 2010

We acknowledge your disclosure that due to the variability in the length of time and scope of activities necessary to develop a drug candidate, uncertainties related to cost estimates and your ability to obtain marketing approval for your drug candidates, accurate and meaningful estimates of the total costs required to bring your product candidates to market are not available. Please provide as much quantitative and qualitative information as possible. For example, disclosing the amount or range of estimated costs and timing to complete the phase in process and each future phase would be informative.

Response:

In response to your comment, in our future filings, beginning with our Form 10-Q for the quarterly period ended September 30, 2010, we intend to disclose the cumulative costs for our programs beginning January 1, 2006, which is when we began to track and accumulate costs by major program. We also intend to revise our disclosure in future periods to include the following table and related disclosure under the heading, “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Research and Development Expense”:

Program	Three Months Ended September 30, 2010	Nine Months Ended September 30, 2010	January 1, 2006 to September 30, 2010
Program 1	$xx.x million	$xx.x million	$xx.x million
Program 2	$xx.x million	$xx.x million	$xx.x million
Program 3	$xx.x million	$xx.x million	$xx.x million

Because of the risks inherent in drug discovery and development, we cannot reasonably estimate or know:

•	the nature, timing and estimated costs of the efforts necessary to complete the development of our programs;
•	the anticipated completion dates of these programs; or
•	the period in which material net cash inflows are expected to commence, if at all, from the programs described above and any potential future product candidates.

There is significant uncertainty regarding our ability to successfully develop any drug candidates. These risks include the uncertainty of:

•	the scope, rate of progress and cost of our clinical trials that we are currently running or may commence in the future;
•	the scope, rate of progress of our preclinical studies and other research and development activities;
•	clinical trial results;
•	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights relating to our programs under development;
•	the terms and timing of any strategic alliance, licensing and other arrangements that we have or may establish in the future relating to our programs under development;
•	the cost and timing of regulatory approvals;
•	the cost of establishing clinical supplies of any product candidates; and
•	the effect of competing technological and market developments.

U.S. Securities and Exchange Commission

September 15, 2010

In addition to the foregoing additional disclosures in future filings, we also respectfully call your attention to our current disclosures regarding our research and development programs, which are designed to provide comprehensive and transparent information regarding: (1) the nature and status of each program, (2) the nature and amount of costs incurred to date, (3) the risks and uncertainties associated with completing development on schedule, and the consequences to our business of failing to do so, and (4) the financial accounting for all of our major research and development programs:

•

detailed program information has been included on pages 41 and 42 of our Form 10-K for the year ended December 31, 2009 under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Business Overview.” Comparable disclosure is included in subsequent quarterly reports. These disclosures include the nature, objective and current status of our programs and the extent to which the success of the programs rely on other collaboration partners. We will continue to include and update these disclosures in future filings;

•

period-to-date program cost information for each of our major research and development programs has been included on pages 51 and 52 of our Form 10-K for the year ended December 31, 2009 under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Research and Development Expense.” Comparable disclosure is included in subsequent quarterly reports; and

•

significant disclosure regarding the risks and uncertainties associated with completing development on schedule, and the consequences to our operations, financial position and liquidity of the failure to do so, have been included in the section entitled, “Risk Factors – Risks Related to the Development and Commercialization of our Drug Candidates,” beginning on page 23 of our Form 10-K for the year ended December 31, 2009. Comparable disclosure is included in subsequent quarterly reports.

Critical Accounting Policies and Significant Judgments and Estimates – Accrued Expenses, page 48

3.	You disclose that your estimate of expenses for clinical research and development may be over or under-accrued. Please provide us draft disclosure to be included in your future filings beginning with the Form 10-Q for the quarterly period ended September 30, 2010 to disclose the change in estimates recorded in each period presented.

Response:

During the years ended December 31, 2009, 2008 and 2007, we did not have any material changes in our estimated clinical research and development expense that would require disclosure in a Form 10-K. In the event a future estimate of our clinical research and development expense may be either materially over or under-accrued, we intend to provide disclosure required by ASC 250-10-50-4, Accounting Changes and Error Corrections, including a description of the change in estimate, the effect on income (loss) from continuing operations, the effect on net income (loss), and the related per share amounts. We intend to include this disclosure for any material changes in estimate, even if the estimate is made in the ordinary course of business.

U.S. Securities and Exchange Commission

September 15, 2010

Financial Statements: Note 7 – Loan Commitment Asset, page 74

4.	You recorded a loan commitment asset and a credit to additional paid-in capital in connection with the line of credit from Purdue. Please tell us how your accounting complies with GAAP and cite for us the accounting literature that you relied upon in accounting for this transaction.

Response:

In November 2008, we entered into strategic alliance agreements with each of Purdue Pharmaceutical Products L.P., or Purdue, and Mundipharma International Corporation Limited, or Mundipharma, to develop and commercialize pharmaceutical products. Purdue and Mundipharma are related entities under common control, and we refer to them in this letter collectively as the “Purdue entities.”

In connection with this arrangement, Purdue provided us with a $50 million line of credit. The line of credit became available on April 1, 2009, and we can borrow against the line through March 31, 2012. Any amounts borrowed bear interest at the prime rate (compounded quarterly) and are repayable no later than March 31, 2019. In addition, we have certain rights to repay any outstanding borrowed amounts in shares of our common stock.

Based on our financial position and history of operating losses, we determined that we could not secure a line of credit with similar terms from a third party, and thus we concluded that the extension of a line of credit with these terms, including at an interest rate below our incremental borrowing rate, represented the transfer of additional value to us in the arrangement. As such, and with the assistance of a third party valuation specialist, we determined that the fair value of the line of credit commitment from Purdue was $17.3 million. The fair value of the loan commitment was determined using a discounted cash flow model based on the differential between the terms and rates of the line of credit and market rates for borrowers with characteristics similar to our company. In determining the value of the loan commitment, we also considered ASC 820-10-20, Fair Value Measurements and Disclosures, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and ASC 835-30-25-12, Interest, which states that the rate used for valuation purposes shall be the rate at which the debtor can obtain financing of a similar nature from other sources at the date of the transaction.

We recorded the fair value of $17.3 million as a loan commitment asset in 2008 and are amortizing this balance to interest expense over the ten year repayment term of the line of credit. We believe that this conclusion is consistent with the concepts of ASC 835-30-25-8, 9 and 11, Interest.

We concluded that the value of the loan commitment should be recorded as additional paid-in capital in 2008. In reaching this conclusion, we considered that the Purdue entities became owners of 17% of our common stock after the initial equity closing. In addition, we considered that the purpose of the line of credit was to provide us with additional financial flexibility such that we would be less likely to have to sell additional shares of our common stock in the public

U.S. Securities and Exchange Commission

September 15, 2010

market in unfavorable conditions, which would result in dilution to our current shareholders (including the Purdue entities). Consequently, we concluded that the line of credit will benefit Purdue as a stockholder. We note that ASC 225-10-S99-4, Income Statement – SEC Materials, provides that if a principal stockholder (defined as a more than 10% owner) settles an obligation on behalf of the company that would otherwise have been recorded as expense, such contribution should be recorded as additional paid-in capital.

Financial Statements: Note 12 – Collaborations, page 76

5.	Please tell us how recording the excess amounts received for your common stock over its closing market price in the first and second equity closings as deferred revenues complies with GAAP. In addition, address in your response the applicability of ASC 730-20-25.

Response:

In November 2008, we entered into strategic alliance agreements with the Purdue entities to develop and commercialize pharmaceutical products. In connection with the agreements, we issued and sold four million shares of our common stock for an aggregate purchase price of $45 million in November 2008. In addition, we conducted a second equity closing in January 2009 and issued and sold an aggregate of two million shares of our common stock and warrants to purchase up to an aggregate of six million shares of our common stock for an aggregate purchase price of $30 million.

We considered the sale of stock and the entry into the strategic alliance agreements as a multiple element arrangement and, as such, we sought to allocate the amounts received from the Purdue entities among the elements. Per ASC 820-10-20, Fair Value Measurements and Disclosures, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In accordance with this guidance, we recorded the proceeds related to these equity closings as common stock and additional paid-in-capital based on our stock price on the date of the first equity closing (November 19, 2008). As described in ASC 820-10-35-41, Fair Value Measurements and Disclosures, a quoted price in an active market provides the most reliable evidence of fair value and shall be used to measure fair value whenever available.

Since the shares of our common stock were purchased by the Purdue entities at a premium to the closing stock price on November 19, 2008, and the fair value of the elements transferred as part of the collaboration arrangement could not be reliably determined, we have attributed the premium over the closing price of our common stock using the residual method, similar to the method prescribed by ASC 605-25-30-2, Revenue Recognition – Multiple-Element Arrangements, to the grant of rights and licenses to the Purdue entities. The fee associated with such grant of rights and licenses is deferred and amortized to revenue on a straight line basis over the total estimated R&D period consistent with ASC 605-10-S99-1 [SAB Topic 13A, Question 1], Revenue Recognition—SEC Materials, which states that, unless the up-front fee is in exchange for products delivered or services performed that represent the culmination of a separate earnings process, the deferral of revenue is appropriate.

Per ASC 730-20-25-3, Research and Development Arrangements, if the entity is obligated to repay any of the funds provided by the other parties regardless of the outcome of the research and development, the entity shall estimate and recognize that liability. Under the arrangements

U.S. Securities and Exchange Commission

September 15, 2010

with the Purdue entities, there is no obligation for us to repay the $42.0 million allocated to the grant of rights and licenses. Further, we have concluded that there was a substantive transfer of the risk of the research and development activities to the Purdue entities. In reaching this conclusion, we also considered the guidance in ASC 730-20-25-6, Research and Development Arrangements, and note that:

•	we have no intention to repay any of the funds regardless of the outcome of the research and development;
•	we will not incur any economic penalty if we fail to repay any of the funds;
•	at the time of the signing of the strategic alliance agreements, a related party relationship did not exist between the parties to the arrangement; and
•	the product candidates covered by the agreement require substantial effort and expenditure to complete.

Schedule 14A Filed on April 8, 2010

Risk Considerations in Compensation Program, page 17

6.	We note your disclosure that you “have reviewed the compensation policies and practices for all of our citizen-owners and have concluded that any risks arising from our policies and programs are not reasonably likely to have a material adverse effect on our company or business.” Please also provide us with a discussion of the process or analysis undertaken by the Board to reach this conclusion.

Response:

In reaching the conclusion that risks arising from our compensation policies and programs are not reasonably likely to have a material adverse effect on our company or business, the Compensation Committee of our Board considered various factors, including the following:

•

the establishment of base salaries consistent with our executive officers’ responsibilities and market comparables to ensure that our officers would not be motivated to take excessive risks to achieve a reasonable level of financial security;

•	the mix between fixed and variable, annual and long-term, and cash and equity compensation, which is intended to encourage strategies and actions that are in our company’s long-term best interests;
•	vesting periods for equity compensation awards that reward sustained stock price appreciation;
•

the evaluation of company performance (which drives the amount of cash and number of shares available for grant under our contingent cash compensation and annual merit stock option programs, respectively) based on a variety of long- and short-term objectives in which no single objective is given substantial weight, thus diversifying the risk associated with any single indicator of performance; and

•

the discretion available to our Compensation Committee not to apply fixed formulae in assessing our company performance, thus enabling the Compensation Committee to, among other things, (a) eliminate the potential incentive for management to conduct activities that are in the company’s annual goals, but which may not, due to new data or other inputs, ultimately prove to be in the best interest of shareholders, and (b) reward management for making decisions that are in the long-term best interest of our product development programs, even when those decisions result in the failure to meet short-term objectives.

U.S. Securities and Exchange Commission

September 15, 2010

In early March 2010, members of management and a representative of Towers Watson, independent compensation consultants to the Compensation Committee, briefed the Committee on various rulemaking initiatives relating to executive compensation, including Item 402(s) of Regulation S-K. At this meeting, members of the Committee discussed whether any risks associated with our compensation policies or practices would have a material adverse effect on our company or business. After concluding that our compensation practices did not pose such risks, the Compensation Committee reviewed this conclusion with our Board of Directors later in March 2010 in connection with the Board’s approval of our Schedule 14A that was filed on April 8, 2010.

Compensation of Executive Officers, page 24

7.	We note your disclosure on page 17 of your Form 10-K that you have five named executive officers; however, your section on executive compensation only provides information for Steven H. Holtzman, Adelene Q. Perkins and Julian Adams. Please provide us draft disclosure to be included in an amendment to your December 31, 2009 Form 10-K to include Gerald E. Quirk and Jeffrey K. Tong as required by Item 402(a)(3)(iii) of Regulation S-K or explain why they have been omitted.

Response:

We respectfully call your attention to our disclosure on page 17 of our Form 10-K, which does not state that we have five named executive officers; rather, we identify our executive officers as of February 28, 2010. Mr. Quirk and Dr. Tong were each appointed an executive officer effective January 1, 2010 (see Forms 3 for Mr. Quirk and Dr. Tong filed on January 7, 2010). Because neither Mr. Quirk nor Dr. Tong served as one of our executive officers at any time during, or at the end of, our last completed fiscal year, they have not been designated as named executive officers pursuant to Item 402(a)(3)(iii) of Regulation S-K.

*     *     *

In connection with our response to your comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our SEC filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing; and
•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

September 15, 2010

Should you have any questions or comments regarding this letter, please feel free to contact me at (617) 453-1000.

Very truly yours,

INFINITY PHARMACEUTICALS, INC.

/s/     Christopher M. Lindblom

Christopher M. Lindblom

Vice President and Controller; Principal Accounting Officer